Via Facsimile and U.S. Mail
Mail Stop 4720

March 30, 2010

Martin Schmieg
Chief Executive Officer
Nuvilex, Inc.
1971 Old Cuthbert Road
Cherry Hill, NJ 08034

Re: Nuvilex, Inc.
Item 4.01 Form 8-K
Filed March 9, 2010
File No. 333-68008

Dear Mr. Schmieg:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Jim Peklenk
Staff Accountant